Exhibit 12.1

MetLife, Inc.

Ratio of Earnings to Fixed Charges

	Nine Months
	Ended September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(In millions, except ratios)

Income (loss) from continuing operations before provision for income tax	$3,955	$(4,512)	$(4,333)	$5,061	$5,780	$3,943	$4,088
Undistributed income and losses from investees	(300)	1,443	1,473	784	(596)	(169)	(106)

Adjusted earnings before fixed charges(1)	$3,655	$(3,069)	$(2,860)	$5,845	$5,184	$3,774	$3,982

Add: fixed charges
Interest and debt issue costs(2)	1,155	799	1,083	1,157	1,117	900	659
Estimated interest component of rent expense	29	37	74	46	71	80	68
Interest credited to bank deposits	108	120	163	166	199	194	109
Interest credited to policyholder account balances	3,458	3,655	4,849	4,788	5,461	4,899	3,650

Total fixed charges	$4,750	$4,611	$6,169	$6,157	$6,848	$6,073	$4,486

Preferred stock dividends	134	156	228	181	193	182	88

Total fixed charges plus preferred stock dividends	$4,884	$4,767	$6,397	$6,338	$7,041	$6,255	$4,574

Total earnings and fixed charges	$8,405	$1,542	$3,309	$12,002	$12,032	$9,847	$8,468

Ratio of earnings to fixed charges(1)	1.77	—	—	1.95	1.76	1.62	1.89

Total earnings including fixed charges and preferred stock dividends	$8,539	$1,698	$3,537	$12,183	$12,225	$10,029	$8,556

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.75	—	—	1.92	1.74	1.60	1.87

(1)	Earnings were insufficient to cover fixed charges at a 1:1 ratio by $3,069 million and $2,860 million for the nine months ended September 30, 2009 and the year ended December 31, 2009, respectively, primarily due to increased net derivatives losses on freestanding derivatives.

(2)	Interest costs include $312 million related to variable interest entities for the nine months ended September 30, 2010. Excluding these costs would result in a ratio of earnings to fixed charges and ratio of earnings to fixed charges including preferred stock dividends of 1.82 and 1.80, respectively.